FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2009
23 October 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statements on

Form F-3 (SEC File No. 333-08246), Form F-3/S-3 (SEC File No. 333-106837)

and Form F-3/S-3 (SEC File No. 333-120775)  filed by the Registrant under the Securities Act of 1933.

EXHIBIT INDEX

Exhibit

1.       Press release of British Sky Broadcasting Group plc announcing 6-K Accounting Release released on  23 October 2009

Consolidated Income Statement for the three months ended 30 September 2009

	Notes	2009/10	2008/09
		Three months	Three months
		ended	ended
		30 September	30 September
		£m	£m
		(unaudited)	(unaudited)

Revenue	1	1,380	1,249
Operating expense	2	(1,182)	(1,070)
Operating profit		198	179

Share of results of joint ventures and associates		6	4
Investment income		1	19
Finance costs		(25)	(49)
Impairment of available-for-sale investment		-	(24)
Profit before tax		180	129

Taxation		(52)	(56)
Profit for the period		128	73

Earnings per share from profit for the period (in pence)
Basic		7.4	4.2
Diluted		7.3	4.2

Notes:

1. Revenue
	2009/10	2008/09
	Three months	Three months
	ended	ended
	30 September	30 September
	£m	£m
	(unaudited)	(unaudited)

Retail subscription	1,115	971
Wholesale subscription	55	43
Advertising	65	68
Easynet	50	47
Installation, hardware and service	46	61
Other	49	59
	1,380	1,249

2. Operating expense
	2009/10	2008/09
	Three months	Three months
	ended	ended
	30 September	30 September
	£m	£m
	(unaudited)	(unaudited)

Programming	439	406
Transmission, technology and networks	207	168
Marketing	245	208
Subscriber management and supply chain	162	155
Administration	129	133
	1,182	1,070

Re-analysis of reported revenue by category

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Sky Bet, technical platform service revenue and our online portal.

	Three months to 30 September 2009	Transfer of Sky Bet	Separate Easynet	Three months to 30 September 2009 Re-analysed
	£ million	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retail Subscription	1,117		(2)	1,115
Wholesale Subscription	55			55
Advertising	65			65
Sky Bet	11	(11)		-
Easynet	-		50	50
Installation, hardware and service	46			46
Other	86	11	(48)	49
	1,380	-	-	1,380

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 23 October 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary